

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Thomas C. Freyman
Executive Vice President,
Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

  Re: Abbott Laboratories
     Form 10-Q for the Period Ended March 31, 2010
     Filed May 4, 2010
     File Number: 001-02189

Dear Mr. Freyman:

  We have completed our review of your Form 10-Q and have no further comments at this time.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant